
August 7, 2018

Meenal Sethna
Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, IL 60631

       Re: Littelfuse, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Filed February 23, 2018
           Form 8-K filed August 1, 2018
           File No. 000-20388

Dear Ms. Sethna:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 1, 2018

Exhibit 99.1, page 9
Exhibit 99.2, page 1

1. We note that you present full non-GAAP Condensed Consolidated Statements of Comprehensive Income when reconciling your non-GAAP measures to the most directly comparable GAAP measures, which is inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP measures. Please review and comply with this guidance when preparing your future earnings releases by removing the statements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery